Exhibit 12
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
Preferred Apartment Communities, Inc.

	Three months ended March 31,	Year ended December 31,
(in thousands)	2018	2017	2016	2015	2014	2013
Earnings:
Net income (loss)	14,263	28,667	(9,843)	(2,426)	2,127	(4,205)
Add:
Fixed charges	20,968	67,468	44,284	21,316	10,188	5,780
Less: Net (income) loss attributable to
non-controlling interests	(380)	(986)	310	25	(33)	222
Total earnings	34,851	95,149	34,751	18,915	12,282	1,797

Fixed charges:
Interest expense	19,488	62,384	40,689	19,842	9,183	4,922

Amortization of deferred loan costs
related to mortgage indebtedness	1,480	5,084	3,595	1,474	1,005	859
Total fixed charges	20,968	67,468	44,284	21,316	10,188	5,781

Preferred dividends	19,517	63,651	41,081	18,752	7,382	3,963
Total Combined fixed charges and
preferred dividends	40,485	131,119	85,365	40,068	17,570	9,744

Ratio of Earnings to Combined fixed
charges and preferred dividends (A)	0.86	0.73	0.41	0.47	0.70	0.18

(A) The computation of our ratios of earnings to combined fixed charges and preferred stock dividends indicates that earnings were inadequate to cover combined fixed charges and preferred stock dividends by approximately $5.6 million, $36.0 million, $50.6 million, $21.2 million, $5.3 million and $7.9 million for the three months ended March 31, 2018 and the twelve months ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively. Our net loss to common stockholders for the year ended December 31, 2013 includes the effect of a one-time deemed non-cash dividend of approximately $7.0 million related to a beneficial conversion feature within our Series B Preferred Stock, all of which was converted to Common Stock on May 16, 2013. Combined fixed charges and preferred dividends for the twelve months ended December 31, 2013 do not reflect the deemed non-cash dividend.